UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMISSION FOR APPROVAL OF BUSINESS OPERATION PLANS FOR THE FISCAL YEAR ENDING MARCH 31, 2017

On March 1, 2016, the registrant and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, announced that they have submitted their business operation plans for the fiscal year ending March 31, 2017 (collectively, the “Plans”) to the Minister for Internal Affairs and Communications of Japan for approval. Attached hereto are the English translations of the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2015, which was prepared on the basis of accounting principles generally accepted in the United States.

The earnings projections of the registrant and its subsidiaries included in the press releases and the Plans contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President
Investor Relations Office

Date: March 1, 2016

March 1, 2016

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2017

Nippon Telegraph and Telephone Corporation (“NTT”) and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), today submitted their respective business operation plans for the fiscal year ending March 31, 2017 to the Minister for Internal Affairs and Communications for approval.

For more details, please see the attached press releases by NTT, NTT East and NTT West.

For more information, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

Phone: +81-3-6838-5481

Fax: +81-3-6838-5499

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2016

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2017

Nippon Telegraph and Telephone Corporation (“NTT”) today submitted its business operation plan for the fiscal year ending March 31, 2017 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Business Planning Group

Corporate Strategy Planning Department

Nippon Telegraph and Telephone Corporation

E-mail: jigyou@hco.ntt.co.jp

The information and communications services network and environment are bringing about a broad range of changes such as improvements in the convenience of people’s lives and greater efficiency in each industry through advances in technologies such as IoT, AI and Big Data. Through these developments, it is now possible to store and analyze various types of data due to the enhancement of the broadband communications environment, including FTTH and LTE, the proliferation and penetration of smartphones, tablets and other devices, and the growing use of cloud computing.

The use of ICT by a number of service providers in the information and communications services market is becoming more widespread, and business partnerships that go beyond the boundaries of industry sectors and business types are expected to generate a variety of innovative new services in order to contribute to greater economic growth and the vitalization of local economies driven by the Tokyo 2020 Olympic and Paralympic Games, and also to work to resolve Japan’s anticipated social issues, such as the low birthrate and aging population.

At the same time, increasingly sophisticated and complex security threats and the strengthening of disaster prevention measures demonstrate that the role of information and communications services in achieving the secure and reliable operation of social systems and enriching people’s lifestyles is becoming increasingly important.

To help ensure that universal services are maintained amid this evolving information and communications environment, NTT intends to provide all necessary advice, coordination, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). NTT will also endeavor to promote research and development in information communications technology, which serves as a foundation for telecommunications.

In addition, NTT Group’s Medium-Term Management Strategy entitled, “Towards the Next Stage,” announced in November 2012 was revised in May 2015. Each NTT Group company, including the regional companies, will continue to pursue a B2B2X model by working to reform its own business model with the aim of becoming a “Value Partner” that customers continue to select and collaborating with a variety of service providers.

As NTT undertakes these initiatives, it intends to continue to ensure fair competitive conditions under the existing legal framework.

In addition to these measures, NTT will also work to increase corporate value by actively expanding its global business, strengthening the profitability of its network services, and engaging in management directed at the development of NTT Group as a whole.

Based on these fundamental concepts, in the management of its business operations for the fiscal year ending March 31, 2017, NTT will aim to grow its businesses by actively developing global business and strengthening the profitability of its network services, while also striving to accelerate the shift to a B2B2X model for business growth by supporting the creation of new services and business opportunities through the Hikari Collaboration Model.

NTT will seek to ensure the stable development of its operations in the future, and to return the fruits of these efforts to customers, shareholders and the community at large by providing an advanced broadband network, creating a variety of services, and engaging in research and development activities that will sustain and strengthen open innovation and produce the technology and human capital to support a new business model.

Based on the concepts outlined above, pursuant to the business operation plan for the fiscal year ending March 31, 2017, NTT expects to manage its business by prioritizing the following activities, and doing so in a flexible manner so as to respond to changes in the business environment.

1

1. Advice, coordination, and other assistance

NTT will aim to exercise appropriate shareholder rights and provide all necessary advice, coordination and other assistance to its regional companies to ensure the maintenance of high-quality and stable universal services. Such assistance will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities in the event of natural disasters and other emergencies, efficient financing, and formulation of policies for material procurement.

NTT will support the efforts of each NTT Group company, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of human capital that will form the core of NTT Group as well as compliance with applicable regulations.

2. Promotion of basic research and development

NTT will work to harmonize network platform technologies, technologies that provide a basis for new services and applications, as well as general advanced and basic technologies, while focusing its efforts on higher value-added research and development. NTT will also be actively involved in innovation, expansion and standardization activities in collaboration with business partners, starting with other research and development institutions, and in technology exchanges both in Japan and abroad.

NTT will seek to further increase research efficiency and ensure the continuous execution of basic research and development efforts through revenues generated from the use of such efforts, and the bearing of related expenses on an ongoing basis, by the regional companies and other NTT Group companies.

Specifically, NTT will give priority to the following areas of NTT’s research and development activities:

(1) Infrastructure-related research and development

In order to develop an information network infrastructure to “connect” everything under the concepts of “smart,” “simple” and “sustainable,” NTT will undertake research and development to realize a highly profitable information network that can flexibly respond to the various needs of the customers and service providers who use it.

Specifically, NTT will pursue research and development such as technology for transmission-related functions that combines general-use equipment to develop a flexible network, and a server architecture with high scalability and redundancy in which the scale can be changed flexibly in response to demand.

NTT will also pursue research and development that supports disaster-resistant networks as well as research and development directed toward realizing common network platforms usable in different fields such as the fusion of various services such as voice and images that make use of the unique characteristics of IP networks.

(2) User-related research and development

With a view toward creating advanced services that enrich the lives of and provide comfort to customers, NTT plans to undertake research and development in technologies that integrate telecommunications and computer technology, such as media processing, personalization, cloud services and security.

2

Specifically, NTT will promote research and development in the following technologies: technology for the real-time transmission of highly immersive images that makes comprehensive use of media synchronization technology and next-generation video compression technology, data analysis technology to provide services in accordance with the user’s circumstances and intentions, voice and image recognition technology and cloud-based device cooperation control platforms that enable the linking of sensors and robots as technologies that support AI and IoT, and security-related technology such as attack detection and control technology to counteract cyberattacks.

NTT also intends to engage in activities that provide support to other companies, universities and other institutions with the goal of raising the cybersecurity skill level in all industries while simultaneously developing security experts within NTT Group.

(3) Research and development in basic technologies

NTT is committed to contributing to innovative improvement and development of information and telecommunications in Japan to ensure a leading position in technology research that will support the future of telecommunications. To fulfill these commitments, NTT will undertake research and development activities in basic technologies.

Specifically, this will include research in areas such as: the next generation extra high-speed fiber-optic communications technologies that aim to realize a high capacity fiber-optic communications infrastructure that can support connectivity of 100 Gbps, and optical devices and integrated nanophotonics technologies.

NTT will also pursue research on innovative principles and new concepts, including quantum computing-related technology that exceeds current information processing capabilities; a broad range of cutting-edge materials, including nitride semiconductors and grapheme, and nanobiology; and a scientific analysis of the human sensory, physical and emotional mechanisms related to communications.

The following table presents an overview of NTT’s capital investment plan for the above-mentioned activities.

3

Capital Investment Plan for

the Fiscal Year Ending March 31, 2017

(Billions of yen)

Item	Expected investment
1. R&D facilities	14
2. Other facilities	4
Total	18

4

Attachment 1

Revenues and Expenses Plan for

the Fiscal Year Ending March 31, 2017

(Billions of yen)

Item	Amount
Revenues
Operating revenues	447	*
Non-operating revenues	25
Total revenues	472
Expenses
Operating expenses	134
Non-operating expenses	29
Total expenses	163
Recurring profit	309

Note: * This includes revenues from basic R&D of 100 billion yen and revenues from Group management and other sources of 21 billion yen.

5

Attachment 2

Planned Sources and Applications of Funds for

the Fiscal Year Ending March 31, 2017

(Billions of yen)

Item	Amount
Sources:
Operational:	418
Operating revenues	393
Non-operating revenues	25
Financial:	333
Long-term loans and bonds	103
Other financial income	230
Estimated consumption tax receipts	11
Balance brought forward from previous fiscal year	1
Total	763
Applications:
Operational:	141
Operating expenses	115
Non-operating expenses	26
Financial:	507
Capital investments	18
Other financial expenses	489
Account settlement expenses	107
Provisional consumption tax payments	7
Balance carried forward to following fiscal year	1
Total	763

6

Business Operation Plan for the Fiscal Year Ending March 31, 2017

March 1, 2016

1. Basic Concepts of the Business Operation Plan for the Fiscal Year Ending March 31, 2017

Pursuant to NTT Group’s Medium-Term Management Strategy entitled, “Towards the Next Stage 2.0,” which was amended in 2015, each NTT Group company, including the regional companies, will aim to become a “Value Partner” that customers continue to select and strive to create various services and business opportunities. In addition, NTT will also work to increase corporate value by actively expanding its global business, among others, and engaging in management directed at the development of NTT Group as a whole.

For the fiscal year ending March 31, 2017, NTT will aim to grow its businesses by expanding new businesses of each NTT Group company and strengthening the profitability of its network services, while supporting the creation of new services and business opportunities that will accelerate the shift to a B2B2X model. In addition to building an advanced broadband network and creating a variety of services, NTT will engage in research and development activities that will sustain and strengthen open innovation and produce the technology and human capital to support a new business model.

–1– Copyright© 2016 Nippon Telegraph and Telephone Corporation

2. Revenues and Expense Plan

(Billions of yen)

FY2015

Forecast FY2016 Plan Change from Previous

(as of February 5, 2016) Fiscal Year

Operating Revenues 529.0 447.0(82.0)

Revenues from Group management

and other sources 19.0 21.0 +2.0

Revenues from basic R&D 102.0 100.0(2.0)

Revenues from transfer of research

results and other sources 5.0 4.0(1.0)

Revenues from commissioned

research 10.0 6.0(4.0)

Dividends received 393.0 316.0(77.0)

Operating Expenses 138.0 134.0(4.0)

Operating Income 391.0 313.0(78.0)

Other Income (Expenses)(4.0)(4.0) ±0

Recurring Profit 387.0 309.0(78.0)

–2– Copyright© 2016 Nippon Telegraph and Telephone Corporation

3. Capital Investment Plan and

Planned Sources and Applications of Funds

Capital Investment Plan(Billions of yen)

FY2015

Revised Forecast FY2016 Plan Change from

(as of March 1, 2016) Previous Fiscal Year

R&D Facilities 17.0 [(1.0)] 14.0(3.0)

Other Facilities 3.0 [±0] 4.0 +1.0

Total 20.0 [(1.0)] 18.0(2.0)

Note: Figures in brackets [ ] represent the change from the forecast made in the Business Operation Plan for the Fiscal Year Ending March 31, 2016.

Planned Sources and Applications of Funds

(Billions of yen)

FY2016 Plan

Sources 763.0

Long-term loans and bonds 103.0

Applications 763.0

Long-term loans and bonds 271.0

–3– Copyright© 2016 Nippon Telegraph and Telephone Corporation

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

–4– Copyright© 2016 Nippon Telegraph and Telephone Corporation

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2016

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2017

Nippon Telegraph and Telephone East Corporation (“NTT East”) today submitted its business operation plan for the fiscal year ending March 31, 2017 to the Minister for Internal Affairs and Communications for approval.

For inquiries, please contact:

Corporate Strategy Planning Department

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-2997

Information and communications services have become an essential part of the infrastructure of socio-economic activity. These services are expected to make significant contributions to increasing the convenience of people’s daily lives and the vitalization of local economies, while also improving corporate efficiency, creating new businesses and enhancing industry-wide international competitiveness.

The information and communications market is growing due to an increasing shift to broadband services and globalization. The market is undergoing structural changes beyond the existing framework, including fixed-mobile convergence, IoT expansion and cloud computing development, penetration of high-speed wireless and Wi-Fi compatible devices, such as smartphones and tablet devices, and widespread use of applications that enable free phone calls and messaging. Regional telecommunications markets are also changing dramatically, with intensifying competition in broadband access facilities and services centered around the shift to fiber-optic access, and increasing offloading needs due to the expansion of the volume of data communications. New services that leverage a variety of wireless devices are also expanding, which in turn leads to diversification in the way that customers are using these devices.

Amid such a difficult and volatile business environment, as a carrier with an important leadership role in the information and communications industry, NTT East will aim to continue to provide high-quality, stable universal services, work to develop a disaster-resistant information and communications network and to promptly restore services in times of large-scale natural disasters and other calamities in order to ensure their reliability as part of the social infrastructure, and respond to network migration appropriately. NTT East will do this while striving to ensure that it strictly abides by the requirements of fair competition and seeking to secure a stable and solid foundation for its business, as well as complying with applicable regulations.

Furthermore, NTT East will endeavor to contribute to the further enrichment and sustained development of society by enhancing the broadband network environment and further expanding fiber-optic access. NTT East intends to achieve these objectives by offering services and products that leverage the advantages of the next-generation network (“NGN”), as well as offering customer-friendly pricing options with long-term appeal, and by using ICT to confront the various economic and social issues facing Japan, such as the low birthrate and aging population, and achieving a low-carbon society.

With regard to the management of its business operations for the fiscal year ending March 31, 2017, amid expectations of increased domestic demand resulting from a positive economic growth cycle, NTT East plans to continue expanding and promoting the use of fiber-optic access, and aims to achieve the upgrade and expansion of its broadband network environment through the NGN on the basis described above. These objectives will be achieved through the creation of new uses for ICT that are closely connected to daily domestic life and community activities, the enhancement of the ICT environment through, among other things, the use of Wi-Fi, and the development and provision of services for business users.

NTT East plans to offer an even wider range of services for IP telephony and video services, including maintenance and support for network infrastructure. As an “accessible, full-service ICT company,” NTT East at the same time aims to develop and provide a variety of high value-added and user-friendly services designed to provide customers and local communities with a sense of security, safety and convenience, including new services created through further collaboration with companies in diverse industries, and to further improve customer services. In addition, NTT East will provide service providers in a wide range of fields with fair and equal services on the basis of its world-class network through the Hikari Collaboration Model, as well as support a variety of value creation opportunities.

At the same time, NTT East will also take steps to ensure steady business growth into the future by further increasing operating efficiency and reinforcing its management base. NTT East will strive to return the results of these measures to customers, the local community and, through its holding company, to its shareholders.

NTT East plans to manage its business in the fiscal year ending March 31, 2017 on the basis of the above outlined concepts, emphasizing the items outlined below, while maintaining the flexibility needed to respond to changes in the business environment.

1. Voice transmission services

(1) Telephone subscriptions

NTT East will aim to respond promptly to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscriptions is projected to total approximately 9.46 million by the end of the fiscal year ending March 31, 2017.

Item	Planned number (subscriptions)
Additional installations	(0.43 million	)
Relocations	0.96 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, social demand for welfare-oriented telecommunications services has increased. In response to this need, NTT East plans to continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Planned number (units)
Silver Phones
Anshin (relief)	2,200
Meiryo (clearness)	0

(3) Public telephones

NTT East plans to continue to meet the minimum requirements for providing a public means of communication and review its plan with respect to underutilized public telephones. NTT East will also strive to continue to improve convenience by, among other things, publicizing the locations of public telephones in order to promote their increased usage and to prepare for disasters and other emergencies.

Item	Planned number (units)
Public telephones	(7,000)

(4) Integrated digital communications services

The numbers of INS-Net 64 and INS-Net 1500 subscriber lines are projected to total approximately 1,152,000 and 14,000, respectively, by the close of the fiscal year ending March 31, 2017.

Item	Planned number (circuits)
INS-Net 64 subscriber lines	(106,000)
INS-Net 1500 subscriber lines	(1,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT East will endeavor to expand its fiber-optic access services by targeting services unique to fiber-optic technologies, such as Hikari Denwa and video services, and will aim to provide a wide range of other services.

Item	Planned number (contracts)
FLET’S Hikari*	0.30 million

*	Figures for FLET’S Hikari include subscribers to the Hikari Collaboration Model.

3. Leased circuit services

Subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 109,000 and 53,000, respectively, by the close of the fiscal year ending March 31, 2017.

Item	Planned number (circuits)
Conventional leased circuits	(4,000)
High-speed digital transmission circuits	(5,000)

4. Telegraph services

NTT East will conduct maintenance of its systems in order to promote the enhancement and operational efficiency of its telegraph services.

5. Improvements and advances in telecommunications facilities

(1) Optical access network

NTT East plans to promote the efficient shift to the use of fiber optics in its access network in response to, among other things, the demand for broadband services.

Item	Planned number (million fiber km)
Optical subscriber cables	1.0

(Coverage rate at the end of the fiscal year ending March 31, 2017 is expected to be 95%*.)

*	Represents the percentage of wiring points (feeder points) that will be shifted to fiber optics.

(2) Telecommunications network

In its telecommunications network, NTT East will aim to upgrade network services and improve network efficiency, among other things, while continuing its efforts to meet demand for broadband services.

(3) Disaster prevention measures

NTT East expects to take necessary measures in response to disasters. Such measures would include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, securing lines for emergency communications, strengthening its organizational structure for crisis management and restoring systems in the event of large-scale disasters, and supporting information distribution after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant roads and other transit areas, and enhance the appearance of the urban landscape, NTT East will work, in coordination with the national and local governments and with other companies, to install transmission cables underground.

(5) Facility maintenance

NTT East will aim to provide stable and high-quality services by conducting cable maintenance and replacement, and by ensuring quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT East will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading its communications facilities.

6. Promotion of research and development activities

In order to further stabilize and strengthen its management base and to provide better communication services to its customers, NTT East will continue to promote research and development in network systems and access systems, with the aim of advancing its telecommunications networks. In addition, in order to offer customers more choices while providing a range of safe and convenient services through telecommunications networks, NTT East will also conduct research and development in such areas as communication devices, cloud platforms, security, and in new market development including, among other things, value-added businesses utilizing telecommunications networks.

The following tables present an overview of the business plans for the above principal services and capital investment plans.

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2017

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(0.43 million) subscriptions
Relocations	0.96 million subscriptions
Social welfare telephones (Silver Phones)	2,300 units
Public telephones	(7,000) units
Integrated digital communications services
INS-Net 64 subscriber lines	(106,000) circuits
INS-Net 1500 subscriber lines	(1,000) circuits
Data transmission services
FLET’S Hikari*	0.30 million contracts
Leased circuit services
Conventional leased circuits	(4,000) circuits
High-speed digital transmission circuits	(5,000) circuits

*	Including the Hikari Collaboration Model

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2017

(Billions of yen)

Item	Expected investment
1. Expansion and improvement of services	251	*
(1) Voice transmission	139
(2) Data transmission	18
(3) Leased circuits	93
(4) Telegraph	1
2. Research and development facilities	2
3. Common facilities and others	17
Total	270

*	This figure includes approximately 90 billion yen to be invested in the fiber-optic access network.

Attachment 1

(Reference)

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2017

(Billions of yen)

Item	Amount
Revenues
Operating revenues	1,650
Voice transmission	577
Data transmission	264
Leased circuits	485
Telegraph	12
Others	312
Non-operating revenues	5
Total revenues	1,655
Expenses
Operating expenses	1,495
Operating costs	1,094
Taxes and dues	73
Depreciation	328
Non-operating expenses	5
Total expenses	1,500
Recurring profit	155

Attachment 2

(Reference)

Planned Sources and Applications of Funds

for the Fiscal Year Ending March 31, 2017

(Billions of yen)

Item	Amount
Sources:
Operational:	1,788
Operating revenues	1,783
Non-operating revenues	5
Financial:	0
Proceeds from issuance of long-term loans and bonds	0
Other financial income	0
Estimated consumption tax receipts	127
Balance brought forward from previous fiscal year	137
Total	2,052
Applications:
Operational:	1,320
Operating expenses	1,315
Non-operating expenses	5
Financial:	330
Capital investments	270
Other financial expenses	60
Account settlement expenses	94
Provisional consumption tax payments	97
Balance carried forward to following fiscal year	211
Total	2,052

Business Operation Plan for the Fiscal Year Ending March 31, 2017

March 1, 2016

Nippon Telegraph and Telephone East Corporation (“NTT East”)

Basic Concepts of the Business Operation Plan for the Fiscal Year Ending March 31, 2017

As a carrier with an important leadership role in the information and communications industry, NTT East will aim to continue to provide high-quality, stable services and work to develop a disaster-resistant information and communications network in order to ensure their reliability as part of the social infrastructure. Furthermore, NTT East will endeavor to contribute to the further enrichment and sustained development of society by using ICT to confront the various social issues facing Japan, such as the low birthrate and aging population.

NTT East plans to continue expanding fiber-optic access, and aims to achieve the upgrade and expansion of its broadband network environment. NTT East also plans to offer an even wider range of services for IP telephony and video services, including maintenance and support for network infrastructure, and will develop and provide customers with high value-added and user-friendly services through further collaboration with companies in diverse industries. In addition, NTT East will provide service providers in a wide range of fields with fair and equal services on the basis of its world-class network through the Hikari Collaboration Model, as well as support a variety of value creation opportunities.

NTT East aims to further improve customer services, while taking steps to ensure steady business growth into the future, by further increasing operating efficiency and building a stable and stronger management base. NTT East will strive to return the results of these measures to customers, the local community and, through its holding company, to its shareholders.

1

Service Plan and Capital Investment Plan

Service Plan (net increase) (10,000 subscriptions)

Item FY2015 FY2016 Plan Change from

Revised Forecast1 Previous Fiscal Year

FLET’S Hikari2 25 [(15)] 30 +5

Fixed-line telephone (75) [+25] (55) +20

(Telephone subscription + ISDN3)

Notes: 1. Figures in brackets [ ] represent the change from the original forecast.

2. Figures for FLET’S Hikari include subscribers to the Hikari Collaboration Model.

3. One INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

Capital Investment Plan (Billions of yen)

Item FY2015 FY2016 Plan Change from

Revised Forecast Previous Fiscal Year

Capital investment 300.0 270.0 (30.0)

2

Revenues and Expenses Plan

(Billions of yen)

FY2015 FY2016

Forecast Plan Previous Change Fiscal from Year

Operating revenues 1,721.0 1,650.0 (71.0)

IP-related revenues 876.0 855.0 (21.0)

Voice transmission services 425.0 393.0 (32.0)

revenues

Other (leased circuit, 420.0 402.0 (18.0)

commissioned, etc.)

Operating expenses 1,566.0 1,495.0 (71.0)

Personnel expenses 97.0 90.0 (7.0)

General expenses 999.0 961.0 (38.0)

Depreciation expenses, etc. 470.0 444.0 (26.0)

Operating income 155.0 155.0 ±0

Other income (expenses) 7.0 0 (7.0)

Recurring profit 162.0 155.0 (7.0)

3

The forward-looking statements and projected figures concerning the future performance of NTT East, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East in light of information currently available to it regarding NTT East, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT East, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

*“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2016

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2017

Nippon Telegraph and Telephone West Corporation (“NTT West”) today submitted its business operation plan for the fiscal year ending March 31, 2017 to the Minister for Internal Affairs and Communications for approval.

For further information, please contact:

Business Management Unit,

Corporate Strategy Planning Department

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3521

Information and communications services are expected to make significant contributions to the invigoration and increased efficiency of social and economic activities, improvements in lifestyle convenience and the vitalization of local economies. Accordingly, the government and the private sector are working in partnership to achieve the development of a ubiquitous broadband network society in which there is an advanced level of utilization of ICT.

Moreover, the information and telecommunications market is undergoing a structural change as a result of the shift to broadband and globalization, as well as the spread of smart devices and social media. The market is catering to increasingly sophisticated and diversified needs and patterns of usage by, among other things, utilizing IoT and Big Data as well as expanding platform services and cloud services. Regional telecommunications markets are also undergoing significant changes, such as the convergence of fixed and mobile services, and of telecommunications and broadcasting, and the introduction of new services as a result of the use of a diverse range of wireless devices. This is due in part to an increase in competition not only between the providers of fiber-optic access services and cable television-based broadband services but also between the various services made available by faster mobile connections.

Within this challenging and dramatically changing business environment, NTT West is striving to promote the smooth migration to optical, IP-based networks and enhance the fiber-optic access network that is the backbone of broadband services, as well as continue to provide high-quality, stable universal services. NTT West also aims to contribute to the development of fair telecommunications markets and promote applied research and development to ensure the reliability and public utilization of telecommunications services.

While strictly adhering to fair terms of competition within the current legal framework and encouraging thorough compliance, NTT West will also aim to realize a broadband and ubiquitous network environment that will enable customers to connect “anytime, anywhere and with anyone or anything” and “in comfort, safety and with peace of mind.” NTT West will achieve this by offering an open next-generation network (“NGN”) that utilizes the unique characteristics of fiber optics and by expanding its Wi-Fi platform. At the same time, NTT West will endeavor to contribute to the development of an information distribution society and the creation of a new lifestyle by expanding the use of fiber-optic services, including the provision of “various lower-rate plans that match each customer’s patterns of usage” and “a variety of other services.”

These are the basic concepts that underlie the business plan for the fiscal year ending March 31, 2017. In its broadband services, NTT West expects to provide a more comfortable, safer and more secure NGN. In addition, NTT West will strive to provide customers with greater convenience by developing Hikari Denwa services that make use of fiber-optic access lines, video distribution services, and services for corporate users, as well as by providing the Hikari Collaboration Model to a wide-range of service providers in an appropriate and fair manner, and promoting collaborations in order to create new services. NTT West also plans to maintain its community-oriented sales activities in order to respond to customers’ opinions and requests in an appropriate and timely manner, improving both the range and quality of services and contributing to the development of local communities. In conjunction with this, and in recognition of its responsibilities as an operator of social infrastructure, NTT West will aim to contribute to the creation of a safe and secure society by seeking to ensure the stable provision of its broadband access, Hikari Denwa and other services, attempting to prevent equipment failures, strengthening facilities countermeasures in preparation for possible large-scale disasters, responding vigorously to restore service in times of disaster, and bringing all of its group resources to bear on activities and services that will earn the continued trust of its customers. Amid a difficult business environment, NTT West will strive to continue to improve the efficiency of its operations so as to maintain profitability.

NTT West will work to lay the foundations for the stable development of its business into the future by proactively working to facilitate connectivity and ensure the openness of its networks, actively promoting human resource development, expanding into new business areas in coordination with its group companies, and making a positive contribution to reducing its burden on the environment. As these policies and programs bear fruit, NTT West will endeavor to share the benefits with its customers, local communities and, through its holding company, its shareholders.

NTT West foresees a decrease primarily in voice-related revenues in the fiscal year ending March 31, 2017, but will respond flexibly to the changing business environment by prioritizing the following items, as called for by the concepts and strategies outlined above.

1. Voice transmission services

(1) Telephone subscriptions

NTT West will aim to promptly respond to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts that it will have approximately 9.35 million subscriptions by the close of the fiscal year ending March 31, 2017.

Item	Projected number (subscriptions)
Additional installations	(0.68) million
Relocations	1.00 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, social demand for welfare-oriented telecommunications services has increased. In response to this need, NTT West plans to continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Projected number (units)
Silver Phone
Anshin (relief)	2,500
Meiryo (clearness)	0

(3) Public telephones

NTT West plans to continue to maintain public telephone facilities to ensure public safety and meet the minimum requirements for providing a public means of communication. At the same time, NTT West will review its plan with respect to underutilized public telephones, and will also strive to provide social welfare services by continuing the maintenance of wheelchair-accessible public telephone booths.

Item	Projected number (units)
Public telephones	(2,000)

(4) Integrated digital communications services

The total numbers of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to be approximately 1.158 million and 8,000, respectively, by the close of the fiscal year ending March 31, 2017.

Item	Projected number (circuits)
INS-Net 64 subscriber lines	(117,000)
INS-Net 1500 subscriber lines	(1,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT West will endeavor to expand its fiber-optic access services and provide a wider range of services.

Item	Projected number (contracts)
FLET’S Hikari*	0.30 million

*	Figures for FLET’S Hikari include subscribers to the Hikari Collaboration Model.

3. Leased circuit services

Subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 116,000 and 40,000, respectively, by the close of the fiscal year ending March 31, 2017.

Item	Projected number (circuits)
Conventional leased circuits	(4,000)
High-speed digital transmission circuits	(11,000)

4. Telegraph services

NTT West will conduct maintenance of its systems in order to promote the enhancement and operational efficiency of its telegraph services.

5. Improvement and advances in telecommunications facilities

(1) Optical access networks

NTT West plans to efficiently promote the shift to the use of fiber optics in its access network in response to, among other things, the demand for broadband services.

Item	Projected number (million fiber km)
Optical subscriber cables	0.8

(Coverage rate at the end of the fiscal year ending March 31, 2017 is expected to be 93%.)

(2) Telecommunications network

In its telecommunications network, NTT West will aim to upgrade network services and improve network economy and efficiency, among other things, while working to meet demand for broadband services.

(3) Disaster prevention measures

NTT West expects to take necessary measures in response to disasters. Such measures would include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, securing lines for emergency communications, strengthening its organizational structure for crisis management and restoring systems in the event of large-scale disasters, and supporting information distribution after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant roads and other transit areas, and enhance the appearance of the urban landscape, NTT West will work in coordination with the national and local governments and with other companies in installing transmission cables underground.

(5) Facility maintenance

NTT West will conduct necessary cable maintenance and replacement to provide stable and high-quality services and ensure quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT West will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of research and development activities

NTT West will promote experimental and research measures and policies for technical areas by focusing on the following three points, in order to realize a “social information infrastructure network” in response to the needs of its customers and corporate businesses, among others.

(1)	Review of network technologies for IoT (such as low-latency processing and next generation wireless networks) and new services for IoT to promote open innovation as well as utilization of IoT and AI technologies to realize new communication services.

(2)	Review the realization of cost-effective, high-speed and high capacity networks as well as a sophisticated/simplified operations practice, and the migration from PSTN (Public Switched Telephone Network) to IP network.

(3)	Review of security technologies for providing safe and secure networks and platforms as well as the review of security operation measures for further advancement/automation of such technologies.

The following tables present an overview of the business plan for the above principal services and capital investment plans.

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2017

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(0.68 million) subscriptions
Relocations	1.00 million subscriptions
Social welfare telephones (Silver Phone)	2,500 units
Public telephones	(2,000) units
Integrated digital communications services
INS-Net 64	(117,000) circuits
INS-Net 1500	(1,000) circuits
Data transmission services
FLET’S Hikari*	300,000 contracts
Leased circuit services
Conventional leased circuits	(4,000) circuits
High-speed digital transmission circuits	(11,000) circuits

*	Including the Hikari Collaboration Model

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2017

(Billions of yen)

Item	Expected investment
1. Expansion and improvement of services	259	*
(1) Voice transmission	150
(2) Data transmission	28
(3) Leased circuits	80
(4) Telegraph	1
2. Research and development facilities	2
3. Common facilities and others	14
Total	275

*	This figure includes approximately 75 billion yen to be invested in the fiber-optic access network.

Attachment 1

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2017

(Billions of yen)
Item	Amount
Revenues
Operating revenues	1,472
Voice transmission	561
Data transmission	198
Leased circuits	411
Telegraph	12
Others	290
Non-operating revenues	7
Total	1,479
Expenses
Operating expenses	1,408
Operating costs	1,034
Taxes and dues	67
Depreciation	307
Non-operating expenses	12
Total	1,420
Recurring profit	59

Attachment 2

Planned Sources and Application of Funds for the Fiscal Year Ending March 31, 2017

(Billions of yen)

Item	Amount
Sources:
Operational:	1,581
Operating revenues	1,574
Non-operating revenues	7
Financial:	197
Proceeds from issuance of long-term loans and bonds	60
Other financial income	137
Estimated consumption tax receipts	112
Balance brought forward from previous fiscal year	50
Total	1,940
Applications:
Operational:	1,212
Operating expenses	1,200
Non-operating expenses	12
Financial:	562
Capital investments	275
Other financial expenses	287
Account settlement expenses	45
Provisional consumption tax payments	91
Balance carried forward to following fiscal year	30
Total	1,940

Business Operation Plan for the Fiscal Year Ending March 31, 2017

March 1, 2016

Nippon Telegraph and Telephone West Corporation (“NTT West”)

Measures for the Fiscal Year Ending March 31, 2017

The information and telecommunications market is undergoing a rapid structural change as a result of the development of broadband and the evolving and diversified patterns of usage due to the spread of smart devices and social media as well as the utilization of IoT and Big Data.

NTT West will aim to realize a network environment that will enable customers to connect “anytime, anywhere and with anyone or anything” and “in comfort, safety and with peace of mind” by offering an open network that utilizes the unique characteristics of fiber optics and by expanding its Wi-Fi platform. At the same time, NTT West will endeavor to contribute to the development of an information distribution society and the creation of a new lifestyle by expanding the use of fiber-optic services.

The business operations for the fiscal year ending March 31, 2017 include providing services and collaborations for corporate users as well as providing customers with greater convenience by the creation of new services through the provision of the Hikari Collaboration Model to service providers. NTT West also plans to maintain its community-oriented sales activities in order to improve the range and quality of services for customers and contributing to the development of local communities. In conjunction with this, NTT West will aim to contribute to the creation of a safe and secure society by seeking to ensure the stable provision of its broadband access, attempting to prevent equipment failures, strengthening facilities countermeasures in preparation for possible large-scale disasters, and responding vigorously to restore service in times of disaster.

Through the above measures, NTT West will strive to maintain profitability and endeavor to share the benefits with its customers, local communities and, through its holding company, its shareholders.

Copyright© 2016 Nippon Telegraph and Telephone West Corporation 1

Service Plan and Capital Investment Plan

Service Plan (net increase)

FY2015 FY2016

Item Unit Forecast Plan Change from Previous

Fiscal Year

FLET’S Hikari 10,000 25 [+5]1 30 +5

subscriptions

(Including Hikari Collaboration Model)

Fixed-line telephone 10,000(90)(80) +10

subscribers

(Telephone subscription + ISDN2)

Note 1: Figures in brackets [ ] represent the change from the original forecast.

Note 2: Figures for ISDN subscriber lines represent the combined total for INS-Net 64 and INS-Net 1500 (one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions).

Capital Investment Plan

FY2015 FY2016

Item Unit Forecast Plan Change from Previous

Fiscal Year

Capital Investment Billions of yen 290.0 275.0(15.0)

Copyright© 2016 Nippon Telegraph and Telephone West Corporation 2

Revenues and Expenses Plan

(Billions of yen)

FY2015 FY2016 Change from

Forecast Plan Previous

Fiscal Year

Operating Revenues 1,527.0 1,472.0(55.0)

IP services revenues 697.0 [+7.0]* 694.0(3.0)

Voice transmission services revenues 429.0 393.0(36.0)

(excluding IP services)

Other (leased circuit, commissioned, 401.0 [ (7.0)]* 385.0(16.0)

etc.)

Operating expenses 1,463.0 1,408.0(55.0)

Personnel expenses 90.0 78.0(12.0)

General expenses 932.0 904.0(28.0)

Depreciation expenses 441.0 426.0(15.0)

Operating income 64.0 64.0 ±0

Other income (expenses)(7.0)(5.0) +2.0

Recurring profit 57.0 59.0 +2.0

* Figures in brackets [ ] represent the change from the original forecast.

Copyright© 2016 Nippon Telegraph and Telephone West Corporation 3

The forward-looking statements and projected figures concerning the future performance of NTT West, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West in light of information currently available to it regarding NTT West, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT West, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan.

*“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Copyright© 2016 Nippon Telegraph and Telephone West Corporation